UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

March 12, 2021

(Date of Report (Date of earliest event reported))

FUNDRISE GROWTH EREIT VII, LLC

(Exact name of registrant as specified in its charter)

Delaware	84-4457263
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

Asset Acquisition

East Heights at Airline (EHAA) Controlled Subsidiary - Houston, TX

On March 12, 2021, we directly acquired ownership of a new investment round in a “majority-owned subsidiary” (the “EHAA Controlled Subsidiary”) for an initial purchase price of approximately $1,616,000, which is the initial stated value of our equity interest in the new investment round in the EHAA Controlled Subsidiary (the “EHAA Growth VII eREIT Investment”). Fundrise Real Estate Interval Fund, LLC acquired ownership of the remaining equity interest in the new investment round in the EHAA Controlled Subsidiary, for an initial purchase price of approximately $14,547,000 (the “EHAA Interval Fund Investment” and, together with the EHAA Growth VII eREIT Investment, the “EHAA Investment”). The EHAA Controlled Subsidiary used the proceeds to acquire approximately 5 acres of land, improved with finished residential lots, in Houston, TX (the “EHAA Property”). We anticipate the EHAA Controlled Subsidiary, or one of our affiliates, will construct 78 (seventy eight) townhomes on the EHAA Property. The initial EHAA Growth VII eREIT Investment was funded with proceeds from our Offering, and the closing of the initial EHAA Growth VII eREIT Investment and EHAA Property occurred concurrently.

The EHAA Controlled Subsidiary is managed by us.

Pursuant to the agreements governing the EHAA Growth VII eREIT Investment (the “EHAA Operative Agreements”), we have authority for the management of the EHAA Controlled Subsidiary, including the EHAA Property. In addition, an affiliate of our sponsor earned an acquisition fee of approximately 1.0% of the EHAA Investment, paid directly by the EHAA Controlled Subsidiary.

The total purchase price and construction costs for the townhomes is anticipated to be approximately $28,637,000, an average of approximately $367,000 per home. The EHAA Property, as improved, will be operated as a for-rent community. We anticipate the home builder or general contractor will deliver approximately 8 homes per month, with full delivery of the 78 townhomes by May 2022. The initial deliveries are expected in August 2021.

The EHAA Property, as improved, will have a mix of unit types and floorplans, ranging from 1,233 square foot, 2 bedroom, 2 bath homes to 1,612 square foot, 3 bedroom, 2.5 bath homes. It is anticipated that professional third party property management will be installed to manage the EHAA Property when construction of the improvements is complete.

Houston is a global city serving as the economic hub of East Texas. The city is known for being the headquarters of multiple oil & gas firms, and is also home to many high-tech jobs surrounding the space industry at NASA. Twenty-two Fortune 500 companies and forty-seven Fortune 1000 companies call the area home. The Houston MSA is the 7th largest by GDP and 5th largest by population in the U.S., and was the 3rd fastest growing area among MSA’s with at least 1 million plus residents between 2010 and 2019 after Raleigh and Orlando.

The following table contains underwriting assumptions for the EHAA Property. Assumptions are presented at the asset level. All of the values in the table below are assumptions that we believe to be reasonable; however, there can be no guarantee that such results will be achieved.

Asset Name	Stabilized Economic Vacancy	Average Annual Rent Growth	Average Annual Expense Growth	Exit Cap Rate	Hold Period
EHAA Property	7.5%	3.0%	2.5%	5.25%	10 years

Please note that past performance is not indicative of future results, and these underwriting assumptions may not reflect actual performance. Any assumptions on the performance of any of our assets may not prove to be accurate. Investing in Fundrise Growth eREIT VII, LLC is an inherently risky investment that may result in total or partial loss of investment to investors.

We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the most recently qualified Offering Statement on Form 1-A filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE GROWTH EREIT VII, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date: March 18, 2021